14040142

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walleye Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Niagara Lane North
(No. and Street)

Plymouth	**MN**	**55447**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Goddard **(952) 345-6611**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

CEO

Title

Notary Public

HEIDI LYN MOELLER
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Walleye Trading LLC
December 31, 2013
SEC File Number: 8-66988
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY

Building a better working world

Walleye Trading LLC

Statement of Financial Condition

December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Manager and Member
Walleye Trading LLC

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Walleye Trading LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Minneapolis, Minnesota
February 28, 2014

Walleye Trading LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 98,525
Dividends receivable	1,288,173
Other receivables	164,193
Securities owned, at fair value (pledged)	2,545,199,915
Memberships in exchanges	6,054,269
Other investments	23,750
Total assets	$ 2,552,828,825
Liabilities and member's equity	
Liabilities:	
Accrued liabilities	$ 13,777,216
Manager payable	5,500,847
Payables to brokers and dealers, net	1,052,021,458
Securities sold, not yet purchased, at fair value	1,419,753,879
Subordinated borrowings	500,000
Total liabilities	2,491,553,400
Member's equity	61,275,425
Total liabilities and member's equity	$ 2,552,828,825

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2013

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Walleye Investments Fund LLC. The Company is primarily an options market-making firm, engaged in U.S. equity options market-making, Eurodollar options market-making, index options market-making and commodity options market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of the following exchanges: International Securities Exchange, Inc.; ISE Gemini, LL; the Chicago Board of Options Exchange, Inc.; the NYSE Amex, LLC; the Boston Options Exchange Group LLC; the NYSE ARCA Exchange, Inc.; the NASDAQ OMX PHLX Inc.; the BATS Exchange, Inc.; the Chicago Mercantile Exchange, Inc. that includes the New York Mercantile Exchange and the Chicago Board of Trade.

The Company clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the Clearing Broker).

Walleye Trading Advisors, LLC (the Company Manager), a Minnesota limited liability company, serves as the manager of the Company. The Company Manager provides all services to operate the Company and maintains the financial records of the Company.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The following is a summary of significant accounting policies followed by the Company.

Revenue Recognition

Market-making and proprietary securities transactions, and the related revenues and expenses, are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value.

Dividends are recorded on the ex-dividend date. Interest income is accrued as earned and recorded net with interest expense. Interest expense is incurred on securities financed with the Clearing Broker and on subordinated borrowings and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impaired value. There were no exchange membership impairments in 2013.

Recently Issued Accounting Pronouncements

On January 1, 2013, the Company adopted Accounting Standards Update (ASU) 2011-11, *Disclosures about Offsetting Assets and Liabilities*, and ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The amendments in these ASUs enhance disclosures by requiring additional information about financial and derivative instruments, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either (1) offset (netting assets and liabilities) in accordance with Section 210-20-45 or Section 815-10-45 of the Financial Accounting Standards Board Accounting Standards Codification, or (2) subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU 2011-11 and ASU 2013-01 did not have a material impact on the Company's statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Payables to Brokers and Dealers, Net

Payables to brokers and dealers, net consists of the following:

	December 31, 2013
Margin payable, net	$ 694,854,126
Unsettled securities transactions payable, net	353,037,874
Exchange-traded futures – open trade equity	4,129,458
Total	$ 1,052,021,458

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

4. Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned, at fair value (pledged):				
Options:				
Index	$ 384,324,421	$ –	$ –	$ 384,324,421
Equity	289,131,585	–	–	289,131,585
Eurodollar	193,022,656	–	–	193,022,656
Commodity–Oil	2,720,860	–	–	2,720,860
Equities	1,666,076,193	–	–	1,666,076,193
U.S. Treasuries	9,924,200	–	–	9,924,200
	2,545,199,915	–	–	2,545,199,915
Other investments	–	23,750	–	23,750
Total assets, at fair value	$ 2,545,199,915	$ 23,750	$ –	$ 2,545,223,665
Liabilities				
Securities sold, not yet purchased, at fair value:				
Options:				
Index	$ 393,280,709	$ –	$ –	$ 393,280,709
Equity	335,724,613	–	–	335,724,613
Eurodollar	244,255,650	–	–	244,255,650
Commodity – Oil	3,011,790	–	–	3,011,790
Equities	433,610,017	–	–	433,610,017
U.S. Treasuries	9,871,100	–	–	9,871,100
Total securities sold, not yet purchased, at fair value	1,419,753,879	–	–	1,419,753,879
Payables to brokers and dealers, net:				
Futures contracts	4,129,458	–	–	4,129,458
Total liabilities, at fair value	$ 1,423,883,337	$ –	$ –	$ 1,423,883,337

4. Financial Instruments (continued)

All securities owned are pledged to the Clearing Broker on terms that permit it to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 9 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. No securities owned or securities sold, not yet purchased were deemed to be Level 3 during the year ended December 31, 2013. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in payables to brokers and dealers, net at December 31, 2013. There were no realized or unrealized gains or losses in Level 3 during the year and no transfers between any levels for the year.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2013 is approximately $6.4 million, based upon recent sales activity and observable lease rates for such memberships (categorized as Level 2 of the fair value hierarchy).

Other financial instruments are recorded by the Company at contract amounts and include receivables/payable from/to brokers, dealers, others, and subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2013. Generally, the tax authorities can examine any tax returns filed for the last three years. No federal, state, or local income taxes have been provided on profits of the Company because the Company is disregarded for tax purposes and is wholly owned by a partnership whose partners are individually liable for the taxes on their share of the Company's income or loss.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Company Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services, and other administrative services. These expenses are recorded on an accrual basis by the Company. At December 31, 2013, $5,500,847 of these expenses were payable to the Company Manager by the Company and are included in manager payable on the statement of financial condition.

7. Subordinated Borrowings

During the year ended December 31, 2013, the Company renewed a cash subordination agreement approved by FINRA on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points. The subordinated borrowings mature on October 31, 2014.

The subordinated borrowing, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk-management process. The Derivatives that the Company may hold include, but are not limited to, equity options, index options, Eurodollar options, commodity options, and futures contracts. The Company records its derivative trade-related activities at fair value.

The quarterly average number of open option and futures long contracts for the year ended December 31, 2013 was approximately 1,900,000 and 18,000, respectively. The quarterly average number of open options and futures short contracts for the year ended December 31, 2013 was approximately 1,900,000 and 21,000, respectively.

8. Derivative Transactions (continued)

The following tables are intended to provide additional information about the effect of the Derivatives on the statement of financial condition of the Company:

	Number of Contracts and Notional Amounts as of December 31, 2013			
Type	**Long Contracts**	**Short Contracts**	**Long Notional**	**Short Notional**
Futures	20,041	21,559	$ 4,805,136,233	$ 4,949,081,438
Index options	113,360	131,731	11,336,000	13,173,100
Equity options	1,052,810	1,060,132	105,281,630	106,013,330
Eurodollar options	450,212	496,825	1,125,530	1,242,062,500
Commodity options	2,621	2,056	2,621,000	2,056,000

	Statement of Financial Condition Location as of December 31, 2013		
Type	**Securities Owned**	**Payables to Brokers and Dealers, Net**	**Securities Sold, Not Yet Purchased**
Futures	$ –	$ 4,129,458	$ –
Index options	384,324,421	–	393,280,709
Equity options	289,131,585	–	335,724,613
Eurodollar options	193,022,656	–	244,255,650
Commodity options	2,720,860	–	3,011,790

9. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or the Clearing Broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

9. Financial Instruments with Off-Balance Sheet Risk (continued)

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For options sold short, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Substantially all of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet its obligations, the Company would be exposed to credit risk.

10. Net Capital Requirements

The Company is subject to Rule SEC 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule.

Net capital changes day to day, but at December 31, 2013, the Company had net capital of $26,305,222, which was $25,020,017 in excess of the required net capital of $1,285,205. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2013, the Company was in compliance with all such requirements. In addition, the Clearing Broker is required to complete a periodic reserve computation of Proprietary Accounts of Introducing Brokers (PAIB) and to notify the Company of any PAIB deficits; no such PAIB deficits were reported to the Company in 2013.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure and noted the following item, which is not deemed to impact the December 31, 2013 statement of financial condition as presented herein. The Company has discretionary capital distributions of $1,395,294 through the date of this report.

EY | Assurance | Tax | Transactions | Advisory

About EY

EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com